April 8, 2025

Teresa Reed
Vice President
Jersey Central Power & Light Company
300 Madison Avenue
Morristown, NJ 07962

       Re: Jersey Central Power & Light Company
           Registration Statement on Form S-4
           Filed April 1, 2025
           File No. 333-286328
Dear Teresa Reed:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Erin E. Martin, Esq.